Filed pursuant to Rule 253(g)(2)

File No. 024-11177

STARTENGINE CROWDFUNDING, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated July 2, 2020, as supplemented on September 1, 2020, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and the supplement are available here: https://www.sec.gov/Archives/edgar/data/1661779/000110465920080664/tm2021565-1_253g2.htm; https://www.sec.gov/Archives/edgar/data/1661779/000110465920100977/tm2029959d1_253g2.htm

More recent financial information about the company is available in its June 30, 2020 semiannual report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1661779/000110465920106399/tm2031250-2_1sa.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED JULY 2, 2020

THIS SUPPLEMENT IS DATED OCTOBER 2, 2020

StartEngine Crowdfunding, Inc. has determined to terminate the offering for shares of its Common Stock and its Series T Preferred Stock. October 2, 2020 was the last day on which subscriptions were accepted.